UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Energy Focus, Inc. (f/k/a Fiberstars, Inc.)

File No. 0-24230 - CF#18953

_____

Energy Focus, Inc. (f/k/a Fiberstars, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2006.

Based on representations by Energy Focus, Inc. (f/k/a Fiberstars, Inc.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through April 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Special Counsel